------               U.S. SECURITIES &          ------------
          FORM 5              EXCHANGE COMMISSION         OMB APPROVAL
          ------            Washington, D.C.  20549       ------------

[ ]  Check this box if                            OMB Number       3235-0362
     no longer subject                            Expires: December 31, 2001
     Section 16. Form 4                           Estimated average burden
     or Form 5 obliga-                            hours per response . . 1.0
     tions may continue.
     See Instruction 1(b).

               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
  Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
    Section 17(a) of the Public Utility Holding Company Act of 1935 or
            Section 30(f) of the Investment Company Act of 1940
---------------------------------------------------------------------------
1.   Name and Address of Reporting Person

       Houston         W.       Tennent
     ------------------------------------
         (Last)      (First)     (Middle)

       2821 Hillcrest Avenue
     ------------------------------------
                    (Street)

        Augusta      Georgia    30909
     ------------------------------------
         (City)      (State)   (ZIP)

2.   Issuer Name and Ticker or Trading Symbol

     Merry Land Properties, Inc. (MRYP)
     -------------------------------------------

3.   IRS or Social Security Number of Reporting Person
     (Voluntary)

     -------------------------------------------------

4.   Statement for Month/Year

        December 1999
     ------------------------

5.   If Amendment, Date of Original (Month/Year)


     -------------------------------------------

6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

         X      Director       X     10% Owner
     ---------            ---------
         X      Officer              Other
     ---------            ---------
     (give title below)   (specify below)
     ------------------------------------------


      Chief Executive Officer
     ------------------------------------------
7.   Individual or Joint/Group Filing
     (Check Applicable Line)

          X     Form Filed by One Reporting Person
     ---------
                Form Filed by More than One Reporting Person
     ---------


---------------------------------------------------------------------------------------------------------------------------------
                            Table   I  -  Non-Derivative  Securities  Acquired,
Disposed of, or Beneficially Owned
---------------------------------------------------------------------------------------------------------------------------------
                                   3.           4.
                                   Transaction  Securities  Acquired  (A)  or Disposed
                                   Code         of (D) (Instr. 3, 4 and 5)
---------------------------------------------------------------------------------------------------------------------------------
                                                                                     5.Amount of
                                                                                     Securities
                                                                                     Beneficially 6. Ownership    7.Nature of
                  2.                                                                 Owned at        Form: Direct   Indirect
                  Transaction                                                        Issuer's Fiscal (D)  or        Beneficial
1.                Date                                                               Year End        Indirect (I)   Ownership
Title of Security (MM/DD/YY)  Code    V     Amount   (A) or (D)   Price              (Instr.3 and 4) (Instr.  4)    (Instr. 4)
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
Common Stock       12/22/99    J(1)  --     204,276       D                          118,158.25(2)     D                --
---------------------------------------------------------------------------------------------------------------------------------
Common Stock       12/22/99    J(1)  --     204,276       A                          204,276           I            By Houston
                                                                                                                    Family
                                                                                                                    Partnership,
                                                                                                                    LLLP
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------



Reminder: Report on a separate line for each class of securities         Page 1
          beneficially owned directly or indirectly.                   SEC 1474
          (Print or Type Responses)                                      (7/96)

          If the form is filed by more than one reporting person see instruction 5(b)(v).


HOUSTON, W. TENNENT

FORM 5                                                         January 10, 2000

FORM 4 (continued)         Table  II - Derivative Securities Acquired, Disposed of, or Beneficially Owned              Page 2
                                     (e.g. puts, calls, warrants, options, convertible securities)
----------------------------------------------------------------------------------------------------------------------------------
                             4.<F4>       5.<F5>       6.<F6>            7.<F7>
----------------------------------------------------------------------------------------------------------------------------------
                                                          Date     Expira-
                                                          Exer-    tion
1.<F1>    2.<F2>     3.<F3>   Code    V   (A)  (D)        cisable  Date     Title   Shares  8.<F8>   9.<F9>   10.<F10>  11.<F11>
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------

 Explanation of Responses:
(1) Transfer of shares to Houston Family Partnership, LLLP, a limited partnership of which the reporting person is the sole general partner and of which the reporting person and his family were then the sole limited partners.

(2) Includes 3,940.25 shares allocated to his ESOP account in 1999.






      /s/ W. Tennent Houston                        January 10, 2000
    -------------------------------              --------------------
           W. Tennent Houston                             Date
    **Signature of Reporting Person


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                                                                      Page 2
Potential persons who are to respond to the collection of           SEC 1474
information contained in this form are not required to respond        (3/91)
unless the form displays a currently valid OMB Number.


HOUSTON, W. TENNENT